CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC
1111 Louisiana Street

Houston, Texas 77002

August 13, 2025

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Structured Finance
Attention: Komul Chaudhry and Kayla Roberts

RE:	CenterPoint Energy Restoration Bond Company II, LLC
CenterPoint Energy Houston Electric, LLC Registration Statement on Form SF-1 Filed June 20, 2025 File Nos. 333-288206 and 333-288206-01

Ladies and Gentlemen:

On behalf of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”) and CenterPoint Energy Restoration Bond Company II, LLC (the “Issuing Entity” and, together with CenterPoint Houston, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 18, 2025, and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on June 20, 2025.

Set forth below are the Registrants’ responses to the Staff’s comments. The Registrants’ responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form SF-1

Cover Page

1.	We note that the system restoration bonds will be issued in multiple tranches. Please revise your cover page and your form of prospectus as necessary to identify the tranche designations being offered. Refer to Item 501(b)(2) of Regulation S-K and Item 1102(b) of Regulation AB.

RESPONSE: The Registration Statement has been revised to clarify that two tranches of the system restoration bonds will be offered pursuant to the prospectus included in the Registration Statement, which tranches will be designated as “Tranche A-1” and “Tranche A-2.”

Cautionary Statement Regarding Forward-Looking Information, page vi

2.	We note your statement on page vi that you undertake no obligation to update or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

RESPONSE: The Registrants hereby confirm that they will update the forward-looking statements included in the prospectus to the extent required under applicable law, as stated at the bottom of page vi of Amendment No. 1.

Prospectus Summary of Terms

Servicing Compensation, page 15

3.	We note your disclosure that, in addition to receiving an annual servicing fee, the servicer will be entitled to receive reimbursement for its out-of-pocket costs for external accounting and legal services. We are unable to locate additional disclosure in the form of prospectus with respect to the expected amount of such out-of-pocket expenses or whether there are any restrictions or limits on such out-of-pocket expenses. Please revise. Refer to Item 1113(c) of Regulation AB.

RESPONSE: The financing order permits the servicer to recover certain third-party costs relating to servicing the system restoration bonds in addition to the servicing fee. There is no limit in the financing order on the amount of the out-of-pocket expenses authorized to be recovered, and such expenses will be recovered as ongoing qualified costs through the collection of the system restoration charges and paid to the servicer in accordance with the payment waterfall in the indenture. The Registration Statement has been revised to clarify the extent of such costs and to include a description of the authorized out-of-pocket expenses under the servicing agreement, as well as an estimate of such annual expenses. Please see pages 15 and 125 of Amendment No. 1 for revised disclosure concerning the servicer’s out-of-pocket expenses.

Risk Factors

Changes to billing and collection practices might reduce the value of your investment in the system restoration bonds, page 25

4.	We note your disclosure that the servicer may change billing and collection practices and that such changes could limit the issuing entity's ability to make scheduled payments on the system restoration bonds. These statements appear to be inconsistent with the statements elsewhere in the prospectus that the true-up mechanism will “ensure” the billing of amounts sufficient to timely provide all payments on the system restoration bonds. As examples only, please refer to the disclosures under the headings “Statutory true-up mechanism for payment of scheduled principal and interest” on page 9, “Credit Enhancement” on page 14, and “The System Restoration Charges” on page 74. Please revise here and throughout the prospectus as necessary to reconcile these statements.

RESPONSE: The Registration Statement has been revised to delete the risk factor “Changes to billing and collection practices might reduce the value of your investment in the system restoration bonds.”

CenterPoint Houston or its affiliates may cause the issuance, by another subsidiary or affiliated entity…, page 34

5.	We note your disclosure here that any new issuance of system restoration bonds or similar bonds “by another subsidiary or affiliated entity of CenterPoint Houston” could cause reductions or delays in payment of principal and interest on the system restoration bonds. We also note, however, that the system restoration property collateralizing the bonds will be transferred to the issuing entity, which is a bankruptcy-remote special purpose vehicle. Please revise to explain how bonds issued by a different entity could impact payments on the systems restoration bonds offered by this prospectus.

RESPONSE: Under PUCT regulations, REPs issue a single bill to retail customers purchasing electricity from the REP. This single bill includes all charges related to purchasing electricity from the REP, transmission and distribution services from CenterPoint Houston, the applicable system restoration charges and any other charges authorized by the PUCT, which may include future system restoration charges or other utility rate tariff charges in connection with future system restoration bonds or other utility rate tariff bonds issued by an affiliate of CenterPoint Houston. Each REP will collect the combined amount from its retail customers and will remit the appropriate portion of such combined amount to CenterPoint Houston, the servicer of the system restoration bonds offered pursuant to the prospectus included in the Registration Statement, the servicer of any future system restoration or other utility rate tariff bonds, if any, and to other parties, if any, entitled to receive a portion of such amount. The servicer will not segregate the system restoration charges from the other funds it collects from REPs or its general funds. The system restoration charges will be segregated only when the servicer pays them to the trustee, which remittance shall occur no later than the second servicer business day after such payments are estimated to have been received. Please see “Risk Factors — Risks associated with potential bankruptcy proceedings of the seller or the servicer — The Servicer will commingle the system restoration charges with other revenues it collects, which might obstruct access to the system restoration charges in case of the servicer’s bankruptcy and reduce the value of your investment in the system restoration bonds” beginning on page 28 of Amendment No. 1.

In the event a REP does not pay in full all amounts owed under any bill, including system restoration charges for the system restoration bonds, the amount remitted to the trustee will be apportioned between the system restoration charges and other fees and charges (including amounts billed and due in respect of system restoration charges or other utility rate tariff charges associated with bonds issued under future financing orders). If a dispute arises with respect to the allocation of such charges or other delays occur on account of the administrative burdens of making such allocation, there is a risk of reductions or delays in payment of principal and interest on the system restoration bonds.

The Registration Statement has been revised on pages 30 and 35 of Amendment No. 1 to clarify how bonds issued by a different bankruptcy-remote entity could impact payments on the system restoration bonds offered by the prospectus included in the Registration Statement, including how the apportionment of fees and charges would be expected to occur.

The Depositor, Seller, Initial Servicer and Sponsor

Credit Policy; Billing Process; Collections Process, page 65

6.	We note that CenterPoint Houston, as servicer, may institute changes to billing and collection practices that would affect the servicing of the system restoration property. Please revise to describe what changes may be made and whether (and if so, how) you will notify investors of any such changes to servicing practices that may impact bond payments and the true-up adjustments, if applicable.

RESPONSE: Subject to PUCT standards and regulations, CenterPoint Houston may from time to time make changes to its customary billing and collection practices to enhance its ability to make timely recovery of amounts billed. CenterPoint Houston may also be required to make changes to its customary practices to comply with or address legislative or regulatory developments, including mandates from the State of Texas or the PUCT. For example, the PUCT has in recent years (i) imposed a temporary moratorium on executing disconnects of electric service for non-pay orders from REPs and (ii) temporarily required CenterPoint Houston to suspend wires charges to REPs with respect to certain retail customers. Although CenterPoint Houston is unable to predict future changes to the PUCT’s standards and regulations applicable to CenterPoint Houston or the REPs, the Registration Statement has been revised on pages 23 and 67 of Amendment No. 1 to offer some examples of past changes to CenterPoint’s billing and collection processes.

The servicing agreement and the indenture will obligate the Registrants to provide certain notices to the trustee and the bond rating agencies and to make certain information regarding the system restoration bonds publicly available on a website associated with CenterPoint Houston.

Under Section 3.01(b)(ii) of the servicing agreement, CenterPoint Houston will be required to provide immediate notice to the trustee and the bond rating agencies of any changes in law or PUCT regulations that would have a material adverse effect on CenterPoint Houston’s ability to perform its duties under the servicing agreement. In addition, Section 3.07(g)(vi) of the indenture will obligate the Registrants to file a Form 8-K (posted to the CenterPoint Energy, Inc. website) with respect to any material legislative enactments or regulatory orders or rules directly relevant to the system restoration bonds. The Registrants believe that any State of Texas or PUCT mandated change to servicing practices that impacts bond payments or the periodic true-up adjustments would be addressed through these disclosure requirements.

In addition, Section 3.07(g)(vii) of the indenture will require website posting of the following additional information with respect to the servicing of the system restoration bonds:

•	each Form 10-K filing (including the servicing compliance certificates and auditor attestations);

•	each Form 10-D filing (including the semi-annual servicer certificate, which reflects billing, collection and remittance information);

•	each monthly servicer certificate (which reflects billing, collection and remittance information); and

•	each true-up adjustment filing with the PUCT (which would reflect any changes to projected charge-off rates and allocation of system restoration charges among customer classes).

These website disclosure requirements are identified under the heading “Description of the System Restoration Bonds—Website” on pages 90–91 of Amendment No. 1.

Description of the System Restoration Bonds

The Security for the System Restoration Bonds, page 83

7.	We note that the trust property will include rights under certain agreements, including an intercreditor agreement executed in connection with the servicing agreement. We also note the disclosure on page 119 under the heading “The Servicing Agreement - Servicing Procedures” that the servicer will have certain obligations pursuant to “any future intercreditor agreement.” It is unclear to us whether there is an existing intercreditor agreement that will govern the rights of the bondholders or if this disclosure is referring to a hypothetical future intercreditor agreement. Please revise your prospectus throughout as necessary to clarify whether there will be an intercreditor agreement entered into at the time of issuance of the bonds and whether additional intercreditor agreements may be executed by a transaction party in the future. For both circumstances, please also revise your disclosure to describe how such agreement would impact the rights of the bondholders in this offering.

RESPONSE: The Registrants hereby confirm that there is not an existing intercreditor agreement and that an intercreditor agreement is not being executed in connection with the offering of the system restoration bonds pursuant to the prospectus included in the Registration Statement. CenterPoint Houston has covenanted in the sale agreement that the execution and delivery of an intercreditor agreement is a condition precedent to the sale of future system restoration bonds or other utility tariff bonds by an affiliated entity of CenterPoint Houston. The Registration Statement has been revised on pages 7, 30, 35, 70 and 84 of Amendment No. 1 to clarify such matters and to describe how such an agreement could impact the rights of the holders of the system restoration bonds.

Description of the System Restoration Bonds

The Collection Account for the System Restoration Bonds, page 84

8.	We note your disclosure that, in addition to the system restoration property, the bonds will also be secured by “the collection account for the system restoration bonds and all subaccounts of the collection account.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act Rule 190.

RESPONSE: The Registrants hereby confirm that none of the underlying collateral will consist of securities for the purposes of Rule 190 under the Securities Act of 1933, as amended (the “Securities Act”).

The Sale Agreement

CenterPoint Houston’s Covenants, page 113

9.	Your prospectus disclosure appears to indicate that CenterPoint Houston may also enter into an intercreditor agreement in connection with a sale agreement, and that the issuing entity may be a party to such agreement. Please clarify whether the intercreditor agreement that may be entered into by CenterPoint Houston in connection with a sale agreement is the same intercreditor agreement contemplated in the disclosures referenced on pages 83 and 119 of your prospectus and in comment 7 of this letter. If it is not, please revise your disclosure as necessary to describe its purpose and the impact that such intercreditor agreement would have on the rights of the purchasers of the bonds offered by this prospectus.

RESPONSE: The Registrants hereby confirm that the intercreditor agreement referenced on pages 116 and 120 of Amendment No. 1 and in comment 7 of the Staff’s letter are the same agreement, which would be required to be executed in the future as a condition precedent to the sale of additional system restoration or other utility tariff bonds by an affiliated entity of CenterPoint Houston.

Plan of Distribution

Various Types of Underwriter Transactions that May Affect the Price of the System Restoration Bonds, page 136

10.	We note your disclosure on page 136 that “The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids with respect to the system restoration bonds in accordance with Regulation M under the Exchange Act.” Please explain how this disclosure is consistent with Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.

RESPONSE: The underwriters view the overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the system restoration bonds as bona fide market-making activities as permitted under Rule 192(b)(3) under the Securities Act. CenterPoint Houston and the underwriters, however, have procedures in place to ensure compliance with Rule 192 under the Securities Act, and the Registration Statement has been revised on page 138 of Amendment No. 1 to acknowledge the rule and CenterPoint Houston’s and the underwriters’ adherence to it.

Legal Proceedings, page 147

11.	We note the statements here and on page 103 under the heading “The Trustee” that the disclosed legal proceedings are not material to the holders of the system restoration bonds. Please tell us why these proceedings, which relate the trustee’s role as trustee and servicer in previous securitizations, are not material. Alternatively, please revise to delete the conclusion that the legal proceedings are not material to the bondholders.

RESPONSE: The Registration Statement has been revised on page 104 and 148 of Amendment No. 1 to delete the conclusion that the legal proceedings involving the Trustee are not material to holders of the system restoration bonds.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

12.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

RESPONSE: The Registrants have filed the remaining exhibits as exhibits to Amendment No. 1.

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours,

CenterPoint Energy Houston Electric, LLC

/s/ Darin M. Carroll
Darin M. Carroll
President, Chief Executive Officer and Manager

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Monica Karuturi, CenterPoint Energy, Inc.